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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)
                            _______________________

                             REGALITO COPPER CORP.
                               (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                   75885H104
                                (CUSIP Number)
                            _______________________

                            EDWIN S. MAYNARD, ESQ.
                 PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          1285 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10019-6064
                           TEL. NO.: (212) 373-3000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                 JULY 6, 2006
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                   Page 2 of 6

                                  SCHEDULE 13D
CUSIP No.  75885H104
           ---------
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PPC Canada Enterprises Corp.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Columbia, Canada
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                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     22,726,442
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      22,726,442
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,726,442
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         99.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
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                                                                   Page 3 of 6

                                  SCHEDULE 13D
CUSIP No.  75885H104
           ---------
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Pan Pacific Copper Co., Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Japan
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                                7     SOLE VOTING POWER

                                      125,000
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     22,726,442
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      125,000
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      22,726,442
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,851,442
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

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                                                                   Page 4 of 6


            This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated May 19, 2006, with respect to the shares of common stock, without par value (the "COMMON STOCK"), of Regalito Copper Corp., a corporation existing under the laws of British Columbia, Canada (the "COMPANY").

ITEM 4.     PURPOSE OF TRANSACTION.

ITEMS 4(h) AND (i) ARE SUPPLEMENTED AS FOLLOWS:

            On July 6, 2006, the Company notified the American Stock Exchange that if the Compulsory Acquisition does not close on July 17, 2006, then on or after July 17, 2006, the Company intended (i) to file with the Securities and Exchange Commission (the "SEC") a Form 25 in order to voluntarily delist the Common Stock from the American Stock Exchange, and (ii) to file a Form 15 with the SEC for the purpose of terminating the registration of the Common Stock under the Exchange Act. A press release announcing the Company's decision is annexed hereto as an Exhibit 8 to this Schedule 13D and incorporated herein by reference.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5(A) IS AMENDED AND SUPPLEMENTED AS FOLLOWS:

            (a)   PPC

                  PPC may be deemed to beneficially own 22,726,442 shares of Common Stock, which constitute approximately 99.5% of the 22,851,442 shares of Common Stock that are outstanding. Of this total, 20,476,704 shares represent the Tendered Shares acquired by PPC pursuant to the Offer and 2,249,738 shares represent the Remaining Shares which PPC will acquire on July 17, 2006 pursuant to the Compulsory Acquisition and which, in accordance with Rule 13d-3 under the Exchange Act, may be deemed to be beneficially owned by PPC as of the date hereof.

                  PAN PACIFIC

            (a) Pan Pacific directly owns 125,000 shares of Common Stock and, in its capacity as the sole stockholder of PPC, Pan Pacific may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of the 22,726,442 shares of Common Stock beneficially owned by PPC, making it the beneficial owner of an aggregate of 22,851,442 shares of Common Stock, which constitutes 100% of the 22,851,442 shares of Common Stock that are outstanding.


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                                                                   Page 5 of 6


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

ITEM 7 IS HEREBY SUPPLEMENTED TO ADD THE FOLLOWING EXHIBIT:

            Exhibit 8:        Company press release issued on July 6, 2006

                                  SIGNATURES

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2006


                               PPC CANADA ENTERPRISES CORP.



                               By: /s/ Eiji Kato
                                   --------------------------------------------
                                   Name:  Eiji Kato
                                   Title: Chief Executive Officer and Director


                               PAN PACIFIC COPPER CO., LTD.



                               By: /s/ Takeshi Kurushima
                                   --------------------------------------------
                                   Name:  Takeshi Kurushima
                                   Title: President and Representative Director